EXHIBIT 1

                         Text of notice to shareholders

                PLEASE READ THIS BEFORE YOU CONSIDER SELLING YOUR
           SHARES OF CIP(R) TO MADISON LIQUIDITY INVESTORS 103, LLC!!

Madison Liquidity Investors 103, LLC is soliciting CIP(R) investors with an offer to purchase their shares at a steep discount to its current net asset value. Madison suggests that its offer is an efficient way for CIP(R) shareholders to realize value. We strongly believe, for the same reasons you invested in CIP(R), you should consider holding on to your investment:

          o CIP(R)'s Board of Directors has begun considering liquidity options for CIP(R). We anticipate announcing details later this quarter. While prior performance is no guarantee of future results, CIP(R)'s advisor,
          W. P. Carey & Co. LLC (NYSE: WPC), has successfully completed the liquidity of ten prior programs for amounts approximately equal to the net asset value of the program as of the time of the liquidity event.

          o CIP(R) has paid increasing dividends since inception. On an annualized basis, CIP(R) is providing its investors with dividends of $85.68* per 100 shares. You might find it difficult to find an investment program with similar characteristics to CIP(R) with a higher rate of return.

          o We believe Madison is making this offer now because CIP(R) recently informed investors that it expects to announce a liquidity transaction in the near future. As stated in its offering materials, Madison expects the potential value of CIP(R)'s shares to be greater than the price offered.

Madison's offering price is $10.00 per share, which is significantly less than the per share appraised value of $13.50, as of December 31, 2002. We suggest that you defer considering Madison's offer until CIP(R)'s Board announces further details of its liquidity plan.

We encourage you to view the Securities and Exchange Commission's website, www.sec.gov/investor/pubs/minitend.htm, which can provide additional information
---------------------------------------
on the dangers of these types of tender offers.

Before you consider selling your shares of CIP(R) to Madison and make this irrevocable financial decision, please consult your financial advisor or call CIP(R)'s Investor Relations Department at 1-800-WP-CAREY or e-mail us at CIP@wpcarey.com. Remember, once you sign the tender offer and return it to Madison, your decision is FINAL and IRREVOCABLE. Madison will NOT let you change your decision to sell your shares of CIP(R).

* Based on January 15, 2004 dividend.



          1-800-WP CAREY o www.careyinstitutional.com o CIP@wpcarey.com
                                                        ---------------

[WP CAREY LOGO]                                                       [CIP LOGO]


                                      -4-